November 4, 2021                    TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release
THIRD QUARTER 2021 FINANCIAL RESULTS

WHEATON PRECIOUS METALS ANNOUNCES RECORD REVENUE, EARNINGS AND CASH FLOW FOR THE FIRST NINE MONTHS OF 2021

“Wheaton's diversified portfolio of high-quality, long-life assets continues to deliver strong results, including record revenue, earnings and cash flow in the first nine months of 2021. In addition, the Company declared a dividend of $0.15 per common share, a 25% increase relative to the prior year,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Strong year to date production, particularly driven by silver, has led the Company to narrow its annual guidance to 735,000 to 765,000 gold equivalent ounces, consistent with the previous midpoint of guidance.”

Third Quarter 2021 Highlights:
•	Over $200 million in operating cash flow during the third quarter and a record $650 million in the first nine months of 2021.
•	$269 million in revenue during the third quarter and a record $923 million in the first nine months of 2021.
•	$137 million in adjusted net earnings during the third quarter and a record $460 million in the first nine months of 2021.
•	Signed a non-binding term sheet with Rio2 Limited to enter into a precious metals purchase agreement in connection with the Fenix Gold project located in Chile.
•	Strong financial position with approximately $372 million in cash on hand and $2 billion of additional capacity through the revolving credit facility as of September 30, 2021.
•	Declared quarterly dividend[1] of $0.15 per common share.

Operational Overview
(all figures in US dollars unless otherwise noted)	Q3 2021	Q3 2020	Change
Units produced
Gold ounces	85,941	90,500	(5.0)%
Silver ounces	6,394	6,028	6.1%
Palladium ounces	5,105	5,444	(6.2)%
Cobalt pounds	370,522	-	n.a.
Gold equivalent ounces [2]	184,918	181,184	2.1%
Units sold
Gold ounces	67,649	90,101	(24.9)%
Silver ounces	5,487	4,999	9.8%
Palladium ounces	5,703	5,546	2.8%
Cobalt pounds	131,174	-	n.a.
Gold equivalent ounces [2]	152,432	166,611	(8.5)%
Revenue	$268,957	$307,268	(12.5)%
Net earnings	$134,937	$149,875	(10.0)%
Per share	$0.300	$0.334	(10.2)%
Adjusted net earnings [1]	$137,087	$152,007	(9.8)%
Per share [1]	$0.304	$0.338	(10.1)%
Operating cash flows	$201,287	$228,099	(11.8)%
Per share [1]	$0.447	$0.508	(12.0)%
All amounts in thousands except gold, palladium & gold equivalent ounces and cobalt pounds produced & sold, per ounce/pound amounts & per share amounts.12

Reiterating Gold Equivalent Production Guidance
Wheaton's estimated attributable production in 2021 is now forecast to be approximately 735,000 to 765,000 gold equivalent ounces2 (“GEOs”) in line with previous guidance of 720,000 to 780,000 GEOs. However, given strong performances at Peñasquito, Antamina and Voisey’s Bay, coupled with production being lower than expected at Salobo, Wheaton is adjusting the production mix by metal as per the table below. Longer term guidance remains unchanged at an average production of 810,000 GEOs for the five-year period ending 2025 and 830,000 GEOs for the ten-year period ending in 20303.

	Updated Guidance	Original Guidance
Gold Ounces	330,000 to 345,000	370,000 to 400,000
Silver Ounces (‘000s)	25,500 to 26,500	22,500 to 24,000
Other Metals[2] (GEOs)	45,000 to 55,000	40,000 to 45,000
Total GEOs[2]	735,000 to 765,000	720,000 to 780,000

Corporate Development
Fenix Gold Project: On July 20, 2021, the Company signed a non-binding term sheet with Rio2 Limited (“Rio2”) to enter into a precious metals purchase agreement (“PMPA”) in connection with the Fenix Gold project located in Chile. Under the terms of the proposed Fenix PMPA, the Company will acquire 6% of the gold production until 90,000 ounces have been delivered and 4% of the gold production until 140,000 ounces have been delivered, after which the stream drops to 3.5% for the life of mine. In addition, under the proposed Fenix PMPA, the Company will pay a total upfront cash consideration of $50 million, $25 million of which is payable upon closing, subject to certain conditions, and $25 million payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Gold project, and certain other conditions. In addition, the Company will make ongoing delivery payments equal to approximately 18% of the spot price until the value of gold delivered less the production payment is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price. The entering into of the Fenix PMPA is subject to, among other matters, the negotiation and completion of definitive documentation.

Financial Review
Revenues
Revenue was $269 million in the third quarter of 2021 representing a 12% decrease from the third quarter of 2020 due primarily to a 9% decrease in the number of gold equivalent² ounces sold, primarily the result of a large build-up of payable ounces produced but not yet delivered ("PBND") at Salobo; and a 4% decrease in the average realized gold equivalent² price.

Cash Costs and Margin
Average cash costs¹ in the third quarter of 2021 were $410 per gold equivalent² ounce as compared to $421 in third quarter of 2020. This resulted in a cash operating margin¹ of $1,354 per gold equivalent² ounce sold, a decrease of 5% as compared with the third quarter of 2020.

Balance Sheet (at September 30, 2021)
•	Approximately $372 million of cash on hand.
•	The Company's $2 billion revolving term loan (the "Revolving Facility") remains fully repaid.

Third Quarter Asset Highlights
Salobo: In the third quarter of 2021, Salobo produced 55,200 ounces of attributable gold, a decrease of approximately 13% relative to the third quarter of 2020 due to lower throughput and grade. On October 22, 2021, Vale S.A. (“Vale”) announced the resumption of conveyor belt operations at Salobo, that was halted for 18 days due to a fire. Other activities, including mine and maintenance operations, continued as usual during this period but concentrate production was interrupted. Concentrate production resumed on October 22, 2021 and ramped up over a three day period. Vale further reports that physical completion of the Salobo III mine expansion was 81% at the end of the third quarter and is on track for start-up in the second half of 2022.

Peñasquito: In the third quarter of 2021, Peñasquito produced 2.2 million ounces of attributable silver, an increase of approximately 9% relative to the third quarter of 2020, with throughput, grades and recoveries all being higher.

Antamina: In the third quarter of 2021, Antamina produced 1.5 million ounces of attributable silver, an increase of approximately 2% relative to the third quarter of 2020, primarily due to higher recoveries. Subsequent to the quarter, as per Compañía Minera Antamina S.A.’s (the operating company of Antamina) news release dated October 31, 2021, operations at Antamina have been temporarily suspended to ensure the health and safety of its workforce and other stakeholders following recent protests in Peru.

Constancia: In the third quarter of 2021, Constancia produced 0.5 million ounces of attributable silver and 8,500 ounces of attributable gold, an increase of approximately 21% and 126%, respectively, relative to the third quarter of 2020. Silver production was higher primarily as a result of higher grades. The increase in gold production was primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, partially offset by the receipt of 2,005 ounces in the third quarter of 2020 related to delays in accessing the Pampacancha deposit while no delay payment was received in 2021.

Sudbury: In the third quarter of 2021, Vale’s Sudbury mines produced 500 ounces of attributable gold, a decrease of approximately 88% relative to the third quarter of 2020, which was primarily due to lower throughput, as operations at the mine were suspended due to a labour dispute, which lasted from June 1, 2021 to August 9, 2021. Vale announced on August 3, 2021 that a new five-year collective bargaining agreement had been ratified with mine workers. The Sudbury PMPA had an effective date of February 28, 2013 with a term of 20 years. Under the provisions of the Sudbury PMPA, should the facilities at Sudbury be shut down for 60 or more cumulative days, exclusive of scheduled maintenance or shutdowns for periods of 20 days or less, the term of the Sudbury PMPA shall be extended for the same duration. As a result, the term of the agreement was extended by 69 days.

Stillwater: In the third quarter of 2021, the Stillwater mines produced 2,900 ounces of attributable gold and 5,100 ounces of attributable palladium, a decrease of approximately 7% for gold and 6% for palladium relative to the third quarter of 2020 due to lower grades.

San Dimas: In the third quarter of 2021, San Dimas produced 11,900 ounces of attributable gold, an increase of approximately 29% relative to the third quarter of 2020, primarily due to higher throughput coupled with the impact of changing the silver to gold conversion ratio from 70:1 to 90:1 from April 1, 2020 to October 15, 2020, at which time it reverted to 70:1.

Voisey’s Bay: In the third quarter of 2021, the Voisey's Bay mine produced 371,000 pounds of attributable cobalt. As at the end of the third quarter 2021, approximately 488,000 pounds of cobalt were held in inventory by Wheaton and 638,000 pounds were produced but not yet delivered. As per Vale’s Third Quarter 2021 Performance Report, physical completion of the Voisey’s Bay underground mine extension, which includes developing two underground mines - Reid Brook and Eastern Deeps - was 70% at the end of the third quarter.

Rosemont:  Hudbay announced on September 22, 2021, the intersection of additional high-grade copper sulphide and oxide mineralization on its wholly-owned patented mining claims located within close proximity of its Rosemont copper project in Arizona (“Copper World”). To date, seven deposits have been identified at Copper World with a combined strike length of over seven kilometres. As of June 30, 2021, approximately 166 holes were completed totaling over 91,000 feet of drilling. Hudbay expects to publish an initial inferred mineral resource estimate for Copper World before the end of 2021, and these mineral resource estimates will form the basis for a preliminary economic assessment (“PEA”) expected to be released by Hudbay in the first half of 2022. The Copper World discovery is included in Wheaton's area of interest under the PMPA.

Produced But Not Yet Delivered4
As at September 30, 2021, payable ounces and pounds attributable to the Company produced but not yet delivered amounted to:
•	81,200 payable gold ounces, an increase of 15,000 ounces during Q3 2021, primarily due to an increase during the period at the Salobo mine.
•	4.1 million payable silver ounces, virtually unchanged during Q3 2021, as decreases during the period at the Peñasquito mine were offset by an increase at the Yauliyacu mine.
•	5,600 payable palladium ounces, a decrease of 1,200 ounces during Q3 2021.
•	638,000 payable cobalt pounds, a decrease of 139,300 pounds during Q3 2021.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Sustainability
COVID-19 Community Support and Response Fund: In the second quarter of 2020, Wheaton announced the launch of a $5 million Community Support and Response Fund (the “CSR Fund”) to support global efforts to combat the social and economic impact of the COVID-19 pandemic. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton and its mining partners operate. This fund is incremental to Wheaton's already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world. As of September 30, 2021, the Company has made donations totaling approximately $4 million through the CSR Fund.

ESG Ratings: Following recent rating updates, Wheaton’s Sustainalytics5 score further improved from 9.2 to 7.9 indicating reduced risk exposure and maintained its AA rating from MSCI5 demonstrating Wheaton’s continued leadership in ESG practices. Wheaton is currently ranked in the Global Top 50 out of more than 14,000 companies and #1 for precious metals out of 122 companies by Sustainalytics5.

Partner CSR Program: Wheaton continues to support a wide range of programs with mining partners including Vale, Glencore, Hudbay and First Majestic Silver focused on education, health, entrepreneurial support, and community engagement opportunities in the communities near the mines from which Wheaton receives precious metals. In the third quarter of 2021, a solar panel installation project was completed at a Knowledge Station run by the Vale Foundation in the community of Marabá, Brazil.

Webcast and Conference Call Details
A conference call and webcast will be held on Friday, November 5, 2021 starting at 8:00am PT / 11:00 am ET to discuss these results. To participate in the live call please use one of the following methods:

 Dial toll free from Canada or the US:
 1-888-664-6383
 1-416-764-8650
 Dial from outside Canada or the US:
 61024959
 Pass code:
 Webcast URL
 Live audio webcast:

Participants should dial in five to ten minutes before the call.

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until November 12, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:
Dial from outside Canada or the US:
Pass code:
Archived audio webcast:

 1-888-390-0541
1-416-764-8677
024959#
Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton's estimated attributable production in 2021 is forecast to be 330,000 to 345,000 ounces of gold, 25.5 to 26.5 million ounces of silver, and 45,000 to 55,000 GEOs of other metals, resulting in production of approximately 735,000 to 765,000 GEOs, in line with previous guidance.  For the five-year period ending in 2025, the Company estimates that average production will amount to 810,000 GEOs3. For the ten-year period ending in 2030, the Company estimates that average annual production will amount to 830,000 GEOs3.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and financial statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.
2 Commodity price assumptions for the gold equivalent production and sales in 2021 and long-term forecasts are $1,800 / ounce gold, $25 / ounce silver, and $2,300 / ounce palladium and $17.75 / pound cobalt. Other metal includes palladium and cobalt.
3 Gold equivalent guidance based on the commodity prices outlined in note 2 above. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, or additional expansions at Salobo outside of project currently in construction. In addition, five-year guidance also does not include any production from Rosemont, Toroparu, Kutcho, or the Victor project at Sudbury.
4 Payable gold, silver and palladium ounces and cobalt pounds produced but not yet delivered are based on management estimates only and rely upon information provided by the owners and operators of mining operations and may be revised and updated in future periods as additional information is received.
5 Rating current as of October 7, 2021, for Sustainalytics and as of September 23, 2021, for MSCI.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2021	2020	2021	2020
Sales	$268,957	$307,268	$923,468	$810,012
Cost of sales
Cost of sales, excluding depletion	$62,529	$70,119	$219,757	$202,238
Depletion	54,976	60,601	195,458	184,104
Total cost of sales	$117,505	$130,720	$415,215	$386,342
Gross margin	$151,452	$176,548	$508,253	$423,670
General and administrative expenses	13,595	21,326	44,030	56,307
Earnings from operations	$137,857	$155,222	$464,223	$367,363
Other (income) expense	1,108	2,624	(2,194)	(1,340)
Earnings before finance costs and income taxes	$136,749	$152,598	$466,417	$368,703
Finance costs	1,379	2,766	4,309	14,519
Earnings before income taxes	$135,370	$149,832	$462,108	$354,184
Income tax (expense) recovery	(433)	43	955	(3,601)
Net earnings	$134,937	$149,875	$463,063	$350,583
Basic earnings per share	$0.300	$0.334	$1.029	$0.782
Diluted earnings per share	$0.299	$0.332	$1.026	$0.779
Weighted average number of shares outstanding
Basic	450,326	449,125	449,977	448,484
Diluted	451,717	451,999	451,369	449,892

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2021	2020
Assets
Current assets
Cash and cash equivalents	$372,450	$192,683
Accounts receivable	10,392	5,883
Other	9,874	3,265
Total current assets	$392,716	$201,831
Non-current assets
Mineral stream interests	$5,505,663	$5,488,391
Early deposit mineral stream interests	34,741	33,241
Mineral royalty interest	6,606	3,047
Long-term equity investments	71,741	199,878
Convertible notes receivable	15,489	11,353
Property, plant and equipment	5,790	6,289
Other	13,994	13,242
Total non-current assets	$5,654,024	$5,755,441
Total assets	$6,046,740	$5,957,272
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,514	$13,023
Current portion of performance share units	13,348	17,297
Current portion of lease liabilities	801	773
Other	154	76
Total current liabilities	$28,817	$31,169
Non-current liabilities
Bank debt	$-	$195,000
Lease liabilities	2,258	2,864
Deferred income taxes	276	214
Performance share units	8,667	11,784
Pension liability	2,369	1,670
Total non-current liabilities	$13,570	$211,532
Total liabilities	$42,387	$242,701
Shareholders' equity
Issued capital	$3,685,032	$3,646,291
Reserves	50,769	126,882
Retained earnings	2,268,552	1,941,398
Total shareholders' equity	$6,004,353	$5,714,571
Total liabilities and shareholders' equity	$6,046,740	$5,957,272

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2021	2020	2021	2020
Operating activities
Net earnings	$134,937	$149,875	$463,063	$350,583
Adjustments for
Depreciation and depletion	55,445	61,050	196,869	185,542
Interest expense	30	1,795	324	11,289
Equity settled stock based compensation	1,315	1,319	3,946	4,127
Performance share units	2,824	9,325	(7,128)	11,734
Pension expense	294	265	710	533
Income tax expense (recovery)	433	(43)	(955)	3,601
Loss (gain) on fair value adjustment of share purchase warrants held	1,246	1,107	2,392	845
Fair value (gain) loss on convertible note receivable	490	1,095	(4,136)	(1,382)
Investment income recognized in net earnings	(178)	(23)	(275)	(178)
Other	(9)	567	685	513
Change in non-cash working capital	4,434	3,656	(5,341)	2,771
Cash generated from operations before income taxes and interest	$201,261	$229,988	$650,154	$569,978
Income taxes recovered (paid)	-	-	(51)	70
Interest paid	(31)	(1,912)	(401)	(12,745)
Interest received	57	23	154	177
Cash generated from operating activities	$201,287	$228,099	$649,856	$557,480
Financing activities
Bank debt repaid	$-	$(153,000)	$(195,000)	$(387,000)
Credit facility extension fees	(54)	(6)	(1,727)	(1,373)
Share purchase options exercised	183	2,763	5,719	20,779
Lease payments	(196)	(132)	(583)	(438)
Dividends paid	(57,235)	(37,309)	(160,784)	(120,312)
Cash (used for) generated from financing activities	$(57,302)	$(187,684)	$(352,375)	$(488,344)
Investing activities
Mineral stream interests	$(1,055)	$(40)	$(216,845)	$(40)
Early deposit mineral stream interests	(750)	(750)	(1,500)	(1,500)
Mineral royalty interest	-	-	(3,571)	-
Acquisition of long-term investments	(5,076)	(10,671)	(7,453)	(10,671)
Proceeds on disposal of long-term investments	-	49,454	112,188	49,577
Dividends received	110	-	110	-
Other	(171)	(363)	(691)	(691)
Cash generated from (used for) investing activities	$(6,942)	$37,630	$(117,762)	$36,675
Effect of exchange rate changes on cash and cash equivalents	$(39)	$25	$48	$37
Increase in cash and cash equivalents	$137,004	$78,070	$179,767	$105,848
Cash and cash equivalents, beginning of period	235,446	131,764	192,683	103,986
Cash and cash equivalents, end of period	$372,450	$209,834	$372,450	$209,834

Summary of Units Produced

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Gold ounces produced ²
Salobo	55,205	55,590	46,622	62,854	63,408	59,104	62,575	74,716
Sudbury [3]	465	4,563	7,004	6,659	3,798	9,257	7,795	6,468
Constancia [8]	8,533	5,519	2,453	3,929	3,780	3,470	3,681	4,757
San Dimas [4,8]	11,936	11,478	10,491	11,652	9,228	6,074	11,318	11,352
Stillwater [5]	2,949	2,962	3,041	3,290	3,176	3,222	2,955	3,585
Other
Minto [6]	1,703	3,206	2,638	789	1,832	2,928	2,124	2,189
777 [9]	4,717	5,035	6,280	2,866	5,278	4,728	4,551	3,987
Marmato	433	1,713	-	-	-	-	-	-
Total Other	6,853	9,954	8,918	3,655	7,110	7,656	6,675	6,176
Total gold ounces produced	85,941	90,066	78,529	92,039	90,500	88,783	94,999	107,054
Silver ounces produced [2]
Peñasquito [8]	2,180	2,026	2,202	2,014	1,992	967	2,658	1,895
Antamina [8]	1,548	1,558	1,577	1,930	1,516	612	1,311	1,342
Constancia [8]	521	468	406	478	430	254	461	632
Other
Los Filos [8]	12	26	31	6	17	14	29	55
Zinkgruvan	658	457	420	515	498	389	662	670
Yauliyacu [8]	432	821	737	454	679	273	557	358
Stratoni	8	164	165	185	156	148	183	147
Minto [6]	25	33	21	16	15	19	18	18
Neves-Corvo	362	408	345	420	281	479	377	385
Aljustrel	314	400	474	440	348	388	352	325
Cozamin	199	183	230	-	-	-	-	-
Marmato	10	39	-	-	-	-	-	-
Keno Hill	44	55	27	-	-	-	-	-
777 [9]	81	83	130	51	96	108	96	81
Total Other	2,145	2,669	2,580	2,087	2,090	1,818	2,274	2,039
Total silver ounces produced	6,394	6,721	6,765	6,509	6,028	3,651	6,704	5,908
Palladium ounces produced ²
Stillwater [5]	5,105	5,301	5,769	5,672	5,444	5,759	5,312	6,057
Cobalt pounds produced ²
Voisey's Bay	370,522	379,757	1,162,243 ¹⁰	-	-	-	-	-
GEOs produced [7]	184,918	193,927	191,308	189,682	181,184	146,857	194,901	196,850
SEOs produced [7]	13,314	13,963	13,774	13,657	13,045	10,574	14,033	14,173
Average payable rate [2]
Gold	96.2%	95.8%	95.0%	95.2%	95.3%	94.7%	95.1%	95.6%
Silver	86.6%	87.0%	86.6%	86.3%	86.1%	81.9%	85.6%	85.3%
Palladium	94.5%	95.0%	91.6%	93.6%	94.0%	90.8%	91.0%	92.2%
Cobalt	93.3%	93.3%	93.3%	n.a.	n.a.	n.a.	n.a.	n.a.
GEO [7]	91.2%	91.7%	90.4%	91.1%	91.1%	89.8%	90.4%	91.5%
1)	All figures in thousands except cobalt pounds and gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces; Q3-2020 - 420,000 ounces; Q2-2020 - 276,000 ounces; Q1-2020 - 419,000 ounces; Q4-2019 - 415,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
7)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

8)
Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted. Additionally, operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

9)	Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay mine in the previous quarter.

Summary of Units Sold

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Gold ounces sold
Salobo	35,185	57,296	51,423	53,197	59,584	68,487	74,944	58,137
Sudbury [2]	1,915	6,945	3,691	7,620	7,858	7,414	4,822	7,394
Constancia [7]	8,159	2,321	1,676	3,853	4,112	3,024	3,331	5,108
San Dimas [7]	11,346	11,214	10,273	11,529	9,687	6,030	11,358	11,499
Stillwater [3]	2,820	2,574	3,074	3,069	3,015	3,066	3,510	2,925
Other
Minto [4]	1,907	2,359	2,390	1,540	-	-	-	-
777	5,879	5,694	2,577	5,435	5,845	4,783	2,440	4,160
Marmato	438	1,687	-	-	-	-	-	-
Total Other	8,224	9,740	4,967	6,975	5,845	4,783	2,440	4,160
Total gold ounces sold	67,649	90,090	75,104	86,243	90,101	92,804	100,405	89,223
Silver ounces sold
Peñasquito [7]	2,210	1,844	2,174	1,417	1,799	1,917	2,310	1,268
Antamina [7]	1,502	1,499	1,930	1,669	1,090	788	1,244	1,227
Constancia [7]	484	295	346	442	415	254	350	672
Other
Los Filos [7]	12	42	27	-	19	25	37	26
Zinkgruvan	354	355	293	326	492	376	447	473
Yauliyacu [7]	182	601	1,014	15	580	704	9	561
Stratoni	41	167	117	169	134	77	163	120
Minto [4]	24	29	26	20	-	-	-	-
Neves-Corvo	193	215	239	145	201	236	204	154
Aljustrel	155	208	257	280	148	252	123	121
Cozamin	170	168	173	-	-	-	-	-
Marmato	10	35	-	-	-	-	-	-
Keno Hill	51	33	12	-	-	-	-	-
777	99	109	49	93	121	100	41	62
Total Other	1,291	1,962	2,207	1,048	1,695	1,770	1,024	1,517
Total silver ounces sold	5,487	5,600	6,657	4,576	4,999	4,729	4,928	4,684
Palladium ounces sold
Stillwater [3]	5,703	3,869	5,131	4,591	5,546	4,976	4,938	5,312
Cobalt pounds sold
Voisey's Bay	131,174	394,623	132,277	-	-	-	-	-
GEOs sold [5]	152,432	176,700	175,419	155,665	166,611	164,844	175,154	161,066
SEOs sold [5]	10,975	12,722	12,630	11,208	11,996	11,869	12,611	11,597
Cumulative payable units PBND [6]
Gold ounces	81,246	66,250	70,072	70,555	75,750	79,632	88,383	98,475
Silver ounces	4,056	3,975	3,738	4,486	3,437	3,222	4,961	4,142
Palladium ounces	5,619	6,822	5,373	5,597	4,616	4,883	4,875	4,872
Cobalt pounds	637,986	777,304	819,819	-	-	-	-	-
GEO [5]	151,056	137,835	136,933	140,008	129,391	130,623	163,521	162,225
SEO [5]	10,423	9,372	9,277	10,081	9,316	9,405	11,774	11,680
Inventory on hand
Cobalt pounds	488,324	134,482	132,277	-	-	-	-	-
1)	All figures in thousands except cobalt pounds and gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The Minto mine was placed into care and maintenance from October 2018 to October 2019.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

6)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

7)	Operations at these mines had been temporarily suspended during the second quarter of 2020 as a result of the COVID-19 pandemic. During the second half of 2020, all of the operations were restarted.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) 3	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	55,205	35,185	$1,795	$412	$374	$63,154	$35,504	$50,404	$2,455,567
Sudbury [4]	465	1,915	1,794	400	1,024	3,436	708	2,242	308,158
Constancia	8,533	8,159	1,795	411	315	14,645	8,723	11,487	101,741
San Dimas	11,936	11,346	1,795	618	322	20,365	9,693	13,351	171,617
Stillwater	2,949	2,820	1,795	326	397	5,061	3,024	4,144	220,949
Other [5]	6,853	8,224	1,794	590	38	14,755	9,586	9,887	64,985
	85,941	67,649	$1,795	$464	$337	$121,416	$67,238	$91,515	$3,323,017
Silver
Peñasquito	2,180	2,210	$24.09	$4.29	$3.55	$53,259	$35,932	$43,776	$328,470
Antamina	1,548	1,502	23.99	4.80	7.53	36,000	17,503	28,993	589,816
Constancia	521	484	24.09	6.05	7.56	11,668	5,076	9,033	208,537
Other [6]	2,145	1,291	22.97	6.33	4.49	29,660	15,686	24,011	602,796
	6,394	5,487	$23.80	$5.06	$5.21	$130,587	$74,197	$105,813	$1,729,619
Palladium
Stillwater	5,105	5,703	$2,426	$468	$442	$13,834	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	370,522	131,174	$23.78	$5.15	$8.17	$3,120	$1,373	$159	$218,144
Operating results						$268,957	$151,452	$208,655	$5,505,663
Other
General and administrative							$(13,595)	$(6,432)
Finance costs							(1,379)	(1,039)
Other							(1,108)	103
Income tax							(433)	-
Total other							$(16,515)	$(7,368)	$541,077
							$134,937	$201,287	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Rosemont and Santo Domingo gold interests.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, Keno Hill, Cozamin, Marmato and 777 silver interests as well as the non-operating Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2021 were as follows:
Three Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	184,918	152,432	$ 1,764	$ 410	$ 1,354	$ 361	$ 993
Silver equivalent basis [5]	13,314	10,975	$ 24.51	$ 5.70	$ 18.81	$ 5.01	$ 13.80

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

Three Months Ended September 30, 2020
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) 3		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	63,408	59,584		$1,902		$408		$374	$113,319	$66,700	$91,917	$2,529,258
Sudbury [4]	3,798	7,858		1,929		400		831	15,161	5,485	12,018	327,352
Constancia	3,780	4,112		1,902		407		338	7,819	4,758	6,147	106,870
San Dimas	9,228	9,687		1,902		612		315	18,423	9,442	14,309	185,835
Stillwater	3,176	3,015		1,902		345		449	5,734	3,341	4,695	225,688
Other [5]	7,110	5,845		1,929		423		305	11,278	7,022	8,804	9,184
	90,500	90,101		$1,906		$428		$404	$171,734	$96,748	$137,890	$3,384,187
Silver
Peñasquito	1,992	1,799		$24.55		$4.26		$3.24	$44,154	$30,660	$36,492	$355,167
Antamina	1,516	1,090		24.55		4.67		8.74	26,758	12,139	21,666	641,521
Constancia	430	415		24.55		5.99		7.63	10,190	4,538	7,704	220,417
Other [6]	2,090	1,695		24.98		8.37		1.94	42,332	24,859	24,333	475,613
	6,028	4,999		$24.69		$5.89		$4.36	$123,434	$72,196	$90,195	$1,692,718
Palladium
Stillwater	5,444	5,546		$2,182		$383		$428	$12,100	$7,604	$9,977	$243,354
Cobalt
Voisey's Bay	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$227,510
Operating results									$307,268	$176,548	$238,062	$5,547,769
Other
General and administrative										$(21,326)	$(7,239)
Finance costs										(2,766)	(2,820)
Other										(2,624)	96
Income tax										43	-
Total other										$(26,673)	$(9,963)	$543,418
										$149,875	$228,099	$6,091,187

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except cobalt pounds produced and sold, gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)	Comprised of the operating Minto and 777 gold interests as well as the non-operating Rosemont gold interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto and 777 silver interests as well as the non-operating Keno Hill, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2020 were as follows:

Three Months Ended September 30, 2020
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	181,184	166,611	$ 1,844	$ 421	$ 1,423	$ 364	$ 1,059
Silver equivalent basis [5]	13,045	11,996	$ 25.61	$ 5.85	$ 19.76	$ 5.05	$ 14.71
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $25.00 per ounce silver; $2,300 per ounce palladium; and $17.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2021.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis, with the Company receiving its first deliveries of cobalt from Voisey’s Bay during the first quarter of 2021; and (iv) cash operating margin. The Company has removed the non-IFRS measure associated with net debt as Wheaton fully repaid its debt during the first quarter of 2021.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges, non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended September 30
(in thousands, except for per share amounts)	2021	2020
Net earnings	$134,937	$149,875
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	1,246	1,107
(Gain) loss on fair value adjustment of convertible notes receivable	490	1,095
Income tax expense (recovery) recognized in the Statement of Shareholders' Equity	(269)	(92)
Income tax expense (recovery) recognized in the Statement of OCI	627	(9)
Other	56	31
Adjusted net earnings	$137,087	$152,007
Divided by:
Basic weighted average number of shares outstanding	450,326	449,125
Diluted weighted average number of shares outstanding	451,717	451,999
Equals:
Adjusted earnings per share - basic	$0.304	$0.338
Adjusted earnings per share - diluted	$0.303	$0.336

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended September 30
(in thousands, except for per share amounts)	2021	2020
Cash generated by operating activities	$201,287	$228,099
Divided by:
Basic weighted average number of shares outstanding	450,326	449,125
Diluted weighted average number of shares outstanding	451,717	451,999
Equals:
Operating cash flow per share - basic	$0.447	$0.508
Operating cash flow per share - diluted	$0.446	$0.505

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30
(in thousands, except for gold and palladium ounces sold, cobalt pounds sold and per unit amounts)	2021	2020
Cost of sales	$117,505		$130,720
Less: depletion	(54,976)		(60,601)
Cash cost of sales	$62,529		$70,119
Cash cost of sales is comprised of:
Total cash cost of gold sold	$31,405		$38,570
Total cash cost of silver sold	27,782		29,426
Total cash cost of palladium sold	2,667		2,123
Total cash cost of cobalt sold	675		-
Total cash cost of sales	$62,529		$70,119
Divided by:
Total gold ounces sold	67,649		90,101
Total silver ounces sold	5,487		4,999
Total palladium ounces sold	5,703		5,546
Total cobalt pounds sold	131,174		-
Equals:
Average cash cost of gold (per ounce)	$464		$428
Average cash cost of silver (per ounce)	$5.06		$5.89
Average cash cost of palladium (per ounce)	$468		$383
Average cash cost of cobalt (per pound)	$5.15	$	n.a.

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.
	Three Months Ended September 30
(in thousands, except for cobalt pounds sold, gold and palladium ounces sold and per unit amounts)	2021	2020
Total sales:
Gold	$121,416		$171,734
Silver	$130,587		$123,434
Palladium	$13,834		$12,100
Cobalt	$3,120		$-
Divided by:
Total gold ounces sold	67,649		90,101
Total silver ounces sold	5,487		4,999
Total palladium ounces sold	5,703		5,546
Total cobalt pounds sold	131,174		-
Equals:
Average realized price of gold (per ounce)	$1,795		$1,906
Average realized price of silver (per ounce)	$23.80		$24.69
Average realized price of palladium (per ounce)	$2,426		$2,182
Average realized price of cobalt (per pound)	$23.78	$	n.a.
Less:
Average cash cost of gold [1] (per ounce)	$(464)		$(428)
Average cash cost of silver [1] (per ounce)	$(5.06)		$(5.89)
Average cash cost of palladium [1] (per ounce)	$(468)		$(383)
Average cash cost of cobalt [1] (per pound)	$(5.15)	$	n.a.
Equals:
Cash operating margin per gold ounce sold	$1,331		$1,478
As a percentage of realized price of gold	74%		78%
Cash operating margin per silver ounce sold	$18.74		$18.80
As a percentage of realized price of silver	79%		76%
Cash operating margin per palladium ounce sold	$1,958		$1,799
As a percentage of realized price of palladium	81%		82%
Cash operating margin per cobalt pound sold	$18.63	$	n.a.
As a percentage of realized price of cobalt	78%		n.a.
1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the successful negotiation and entering into of definitive documentation by Wheaton International with Rio2, payment by Wheaton International of US$50 million to Rio2 and the satisfaction of each party's obligations in accordance with the Fenix PMPA, the receipt by Wheaton International of gold production in respect of the Fenix Gold project, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of the listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company’s assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to specific risks relating to the completion of documentation and diligence for the Fenix PMPA with Rio2, the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA with Rio2, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations and climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the completion of documentation and diligence in respect of the Fenix PMPA with Rio2, the payment of US$50 million to Rio2 and the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA with Rio2, that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin or Emma Murray
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com